As filed with the Securities and Exchange Commission on November 19, 2021

Securities Act File No.   333-259294

Investment Company Act File No.   811-05012

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement Under the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or
Registration Statement Under the Investment Company Act of 1940	☒
Amendment No. 16	☒

Credit Suisse Asset Management Income Fund, Inc.

(Exact Name of Registrant as Specified In Charter)

Eleven Madison Avenue

New York, New York 10010

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 212-325-2000

John G. Popp

Credit Suisse Asset Management Income Fund, Inc.

Eleven Madison Avenue

New York, New York 10010

(Name and Address of Agent For Service)

Copies of information to:

Barry P. Barbash

Justin L. Browder

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

ii

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-259294 and 811-05012) of Credit Suisse Asset Management Income Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits

1.	Financial Statements

Part A — The annual report to the Fund’s shareholder for the fiscal year ended December  31, 2020 (the “2020 Annual Report”) is incorporated by reference. The semi-annual report to the Fund’s shareholder for the six months ended June  30, 2021 (the “2021 Semi-Annual Report”) is incorporated by reference.

Part B — Audited financial statements for the fiscal year ended December 31, 2020 and related Report of Independent Registered Public Accounting Firm are incorporated by reference herein to the 2020 Annual Report, which is also incorporated by reference. Unaudited financial statements for the six months ended June 30, 2021 are incorporated by reference herein to the 2021 Semi-Annual Report, which is also incorporated by reference.

2.	Exhibits

(a)(1)	Articles of Incorporation of the Registrant is incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on August 26, 1996 (Securities Act File No. 333-10851).

(a)(2)

Articles of Amendment to Articles of Incorporation, dated June 13, 1994 is incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-Effective No. 1 to the Registration Statement on Form N-2, filed on January 17, 2013 (Securities Act File No. 333-184589).

(a)(3)

Articles of Amendment to Articles of Incorporation, dated June 23, 1995 is incorporated by reference to Exhibit (a)(3) to the Registrant’s Pre-Effective No. 1 to the Registration Statement on Form N-2, filed on January 17, 2013 (Securities Act File No. 333-184589).

(a)(4)

Articles of Amendment to Articles of Incorporation, dated May 11, 1999 is incorporated by reference to Exhibit (a)(4) to the Registrant’s Pre-Effective No. 1 to the Registration Statement on Form N-2, filed on January 17, 2013 (Securities Act File No. 333-184589).

(a)(5)

Articles of Transfer, dated May 9, 2001 is incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(a)(6)

Articles Supplementary, dated July 27, 2001 is incorporated by reference to Exhibit (a)(3) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(a)(7)

Articles Supplementary, dated August 14, 2008 is incorporated by reference to Exhibit (a)(4) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(a)(8)

Articles Supplementary, dated May 4, 2009 is incorporated by reference to Exhibit (a)(5) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(b)(1)	Amended and Restated By-Laws is incorporated by reference to Exhibit (b)(1) to the Registrant’s Registration Statement on Form N-2, filed on September 3, 2021 (Securities Act File No. 333-259294).

(c)	Not applicable

(d)	Provisions of instruments defining the rights of holders of securities are contained in the Registrant’s Articles of Incorporation and Bylaws, each as amended.

(e)

Dividend Reinvestment and Cash Purchase Plan is incorporated by reference to Exhibit (e) to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-2, filed on September 27, 1996.

(f)	Not applicable

(g)(1)

Amended and Restated Investment Advisory Agreement with Credit Suisse Asset Management, LLC, dated November 15, 2016 is incorporated by reference to Exhibit 77Q1(e) to Registrant’s annual report on Form N-SAR filed on February 23, 2017.

(g)(2)

Amendment dated May 25, 2021 to the Amended and Restated Investment Advisory Agreement is incorporated by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2, filed on September 3, 2021 (Securities Act File No. 333-259294).

(h)	Sales Agreement with JonesTrading Institutional Services LLC is filed herewith.

(i)	Not applicable

(j)(1)

Custodian Agreement with State Street Bank and Trust Company, dated October 20, 2000 is incorporated by reference to Exhibit g(1) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of Credit Suisse Trust, filed on November 22, 2000 (Securities Act File No. 33-58125).

(j)(2)

Amendment to Custodian Agreement, dated April 26, 2001 is incorporated by reference to Exhibit (j)(2) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(j)(3)

Amendment to Custodian Agreement, dated May 16, 2001 is incorporated by reference to Exhibit (j)(3) the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(j)(4)

Amendment to Custodian Agreement, dated November 16, 2005 is incorporated by reference to Exhibit (j)(4) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(j)(5)

Amendment to Custodian Agreement, dated November 19, 2007 is incorporated by reference to Exhibit (j)(5) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(j)(6)

Amendment to Custodian Agreement, dated November 1, 2011 is incorporated by reference to Exhibit (j)(2) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of Credit Suisse High Yield Bond Fund, filed on February 3, 2012 (Securities Act File No. 333-176860).

(j)(7)

Amendment to Custodian Agreement, effective March 30, 2012 is incorporated by reference to Exhibit g(6) to Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A of Credit Suisse Opportunity Funds, filed on July 5, 2012 (Securities Act File No. 33-92982).

(j)(8)

Amendment to Custodian Agreement, effective September 28, 2012 is incorporated by reference to Exhibit g(7) to Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A of Credit Suisse Opportunity Funds, filed on February 28, 2013 (Securities Act File No. 33-92982).

(j)(9)

Amendment to Custodian Agreement, effective November 27, 2013 is incorporated by reference to Exhibit g(8) to Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A of Credit Suisse Opportunity Funds, filed on January 14, 2014 (Securities Act File No. 33-92982).

(j)(10)

Amendment to Custodian Agreement, effective March 30, 2014 is incorporated by reference to Exhibit g(9) to Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A of Credit Suisse Opportunity Funds, filed on March 28, 2014 (Securities Act File No. 33-92982).

(j)(11)

Amendment to Custodian Agreement, effective February 27, 2015 (incorporated by reference to Exhibit g(12) to Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Credit Suisse Trust, filed on April 16, 2015).

(k)(1)

Registrar, Transfer Agency and Services Agreement with EquiServe, Inc., dated March 1, 2003 is incorporated by reference to Exhibit (k)(1) the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(k)(2)

Amendment to Registrar, Transfer Agency and Services Agreement, dated September 30, 2003 is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(k)(3)

Amendment to Registrar, Transfer Agency and Services Agreement, effective January 1, 2011 is incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2, filed on October 25, 2012 (Securities Act File No. 333-184589).

(k)(4)

Administration Agreement with State Street Bank and Trust Company, dated June 7, 2002 is incorporated by reference to the Credit Suisse High Yield Bond Fund’s Registration Statement on Form N-2, filed on August 4, 2010 (Securities Act File No. 333-168531).

(k)(5)

Amendment No. 1 to Administration Agreement dated November 1, 2011 is incorporated by reference to Exhibit (k)(3) to the Credit Suisse High Yield Bond Fund’s Registration Statement on Form N-2, filed on September 14, 2012 (Securities Act File No. 333-183901).

(k)(6)

Amendment No.  2 to the Administration Agreement, dated October 9, 2012 is incorporated by reference to Exhibit (k)(6) to the Registrant’s Registration Statement on Form N-2, filed on October  25, 2012 (Securities Act File No. 333-184589).

(k)(7)

Amendment No.  3 to the Administration Agreement, dated June 1, 2018, is incorporated by reference to Exhibit (k)(7) to the Registrant’s Registration Statement on Form N-2, filed on September  3, 2021 (Securities Act File No. 333-259294).

(k)(8)

Credit Agreement, dated as of June  14, 2017, among the Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit (k)(8) to the Registrant’s Registration Statement on Form N-2, filed on September 3, 2021 (Securities Act File No. 333-259294).

(k)(9)

Amendment No.  1 to the Credit Agreement, dated June 13, 2018 is incorporated by reference to Exhibit (k)(9) to the Registrant’s Registration Statement on Form N-2, filed on September  3, 2021 (Securities Act File No. 333-259294).

(k)(10)

Amendment No.  2 to the Credit Agreement, dated June 12, 2019 is incorporated by reference to Exhibit (k)(10) to the Registrant’s Registration Statement on Form N-2, filed on September  3, 2021 (Securities Act File No. 333-259294).

(k)(11)

Amendment No.  3 to the Credit Agreement, dated June 10, 2020 is incorporated by reference to Exhibit (k)(11) to the Registrant’s Registration Statement on Form N-2, filed on September  3, 2021 (Securities Act File No. 333-259294).

(k)(12)

Amendment No.  4 to the Credit Agreement, dated June 9, 2021 is incorporated by reference to Exhibit (k)(12) to the Registrant’s Registration Statement on Form N-2, filed on September  3, 2021 (Securities Act File No. 333-259294).

(k)(13)

Securities Lending Authorization Agreement with State Street Bank and Trust Company dated March 17, 2004 (incorporated by reference to Exhibit h(7) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(14)

First Amendment to Securities Lending Authorization Agreement dated December 17, 2004 (incorporated by reference to Exhibit h(8) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(15)

Second Amendment to Securities Lending Authorization Agreement dated May 17, 2006 (incorporated by reference to Exhibit h(9) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(16)

Third Amendment to Securities Lending Authorization Agreement dated September 15, 2006 (incorporated by reference to Exhibit h(10) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(17)

Fourth Amendment to the Securities Lending Authorization Agreement dated July 16, 2007 (incorporated by reference to Exhibit h(11) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(18)

Fifth Amendment to Securities Lending Authorization Agreement dated August 27, 2007 (incorporated by reference to Exhibit h(12) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(19)

Sixth Amendment to Securities Lending Authorization Agreement dated December 1, 2007 (incorporated by reference to Exhibit h(13) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(20)

Seventh Amendment to the Securities Lending Authorization Agreement dated April 17, 2009 (incorporated by reference to Exhibit h(14) to Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Credit Suisse Trust filed on April 28, 2009 (Securities Act File No. 33-58125)).

(k)(21)

Eighth Amendment to the Securities Lending Authorization Agreement dated May 21, 2009 (incorporated by reference to Exhibit h(17) to Post-Effective Amendment No.10 to the Registrant’s Registration Statement on Form N-1A, filed on February 28, 2012).

(k)(22)

Ninth Amendment to the Securities Lending Authorization Agreement dated November 1, 2011 (incorporated by reference to Exhibit h(18) to Post-Effective Amendment No.10 to the Registrant’s Registration Statement on Form N-1A, filed on February 28, 2012).

(k)(23)

Tenth Amendment to Securities Lending Authorization Agreement dated March 6, 2012 (incorporated by reference to Exhibit h(25) to Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A of Credit Suisse Opportunity Funds, filed on July 5, 2012 (Securities Act File No. 33-92982)).

(k)(24)

Eleventh Amendment to Securities Lending Authorization Agreement effective October 4, 2012 (incorporated by reference to Exhibit h(26) to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, filed on February 28, 2013).

(l)(1)

Opinion and Consent of Miles  & Stockbridge P.C. dated November 16, 2021 is incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed November 16, 2021 (Securities Act File No. 333-259294).

(l)(2)	Opinion and Consent of Miles & Stockbridge P.C. dated November 19, 2021 is filed herewith.

(m)	Not applicable

(n)(1)

Consent of PricewaterhouseCoopers LLP dated November 16, 2021 is incorporated by reference to Exhibit (n)(1) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed November 16, 2021 (Securities Act File No. 333-259294).

(n)(2)

Consent of KPMG LLP dated November  16, 2021 is incorporated by reference to Exhibit (n)(2) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed November 16, 2021 (Securities Act File No. 333-259294).

(o)	Not applicable

(p)

Purchase Agreement between the Fund and CS First Boston is incorporated by reference to Exhibit (p) to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 27, 1996 (Securities Act File No. 333-10851).

(q)	Not applicable

(r)

Code of Ethics of the Registrant, CSAM, and CSSU dated May 25, 2021 is incorporated by reference to Exhibit ® to the Registrant’s Registration Statement on Form N-2, filed on September 3, 2021 (Securities Act File No. 333-259294).

(s)	Power of Attorney is incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2, filed on September 3, 2021 (Securities Act File No. 333-259294).

Item 26. Marketing Arrangements

The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offer described in this Registration Statement:

Legal	$170,000
Printing and Mailing	$20,000
SEC Registration Fee	$23,175
NYSE American listing fee	$65,000
FINRA Fees	$38,000
Auditing fees and expenses	$110,000
Other	$1,000
Total	$427,175

Note: Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.

Item 28. Persons Controlled by or Under Common Control with the Registrant

None.

Item 29. Number of Holders of Shares

As of September 30, 2021, there are the following number of Record Holders:

Title of Class	Number of Record Holders
Common Stock	112

Item 30.  Indemnification

Section 2-418 of the General Corporation Law of the State of Maryland, Article VIII of the Fund’s Articles of Incorporation, Article VII of the Fund’s Bylaws provide for indemnification.

Item 31.  Business and Other Connections of Investment Adviser

Credit Suisse acts as investment adviser to the Registrant. Credit Suisse renders investment advice to a wide variety of individual and institutional clients. The list required by this Item 31 of officers and Trustees of Credit Suisse, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Credit Suisse (SEC File No. 801-37170).

Item 32.  Location of Accounts and Records

(1) Credit	Suisse Asset Management Income Fund, Inc.

Eleven Madison Avenue

New York, New York 10010

(Fund’s Articles, By-laws and minute books)

(2) Credit	Suisse Asset Management, LLC

Eleven Madison Avenue

New York, New York 10010

(records relating to its functions as investment adviser)

(3) State	Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

(records relating to its functions as administrator, custodian and accounting agent)

(4) Computershare	Trust Company, N.A.

P.O. Box 30170

College Station, TX 77842-3170

Item 33.  Management Services

Not Applicable.

Item 34.  Undertakings

(1)        Not applicable.

(2)        Not applicable.

(3)        The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:

(a)        to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)        to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)        to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)        to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)        that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)        to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)        that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1)        if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)          Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)          Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)        if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)        that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)        If applicable:

(a)        For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)        For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)        The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 19th day of November, 2021.

CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

By:	/s/ John G. Popp
John G. Popp
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

SIGNATURE	TITLE	DATE
/s/ John G. Popp	Director, Chief Executive Officer and President	November 19, 2021
John G. Popp

/s/ Omar Tariq	Chief Financial Officer and Treasurer	November 19, 2021
Omar Tariq

*	Director	November 19, 2021
Laura A. DeFelice

*	Director	November 19, 2021
Jeffery E. Garten

*	Director	November 19, 2021
Mahendra R. Gupta

*	Chairman of the Board and Director	November 19, 2021
Steven N. Rappaport

*By:	/s/ Karen Regan
Karen Regan, as Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(h)	Sales Agreement with JonesTrading Institutional Services LLC

(l)(2)	Opinion and Consent of Miles & Stockbridge P.C.